Exhibit 12.01
NUSTAR ENERGY L.P.
STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Thousands of Dollars, Except Ratio)

	Six Months
	Ended
	June 30,	Years Ended December 31,
	2015	2014	2013	2012	2011	2010
Earnings:
Income (loss) from continuing operations before provision for income taxes and income from equity investees	$186,941	$220,174	$(132,786)	$(132,173)	$225,771	$244,917
Add:
Fixed charges	75,661	153,236	149,090	122,286	109,825	102,642
Amortization of capitalized interest	770	1,385	1,216	1,012	793	642
Distributions from joint ventures	2,500	7,587	7,956	6,364	14,374	9,625
Less: Interest capitalized	(3,617)	(5,667)	(4,501)	(7,737)	(5,388)	(3,701)
Total earnings	$262,255	$376,715	$20,975	$(10,248)	$345,375	$354,125
Fixed charges:
Interest expense, net	$64,861	$132,281	$127,119	$90,535	$81,539	$77,764
Interest capitalized	3,617	5,667	4,501	7,737	5,388	3,701
Rental expense interest factor (a)	7,183	15,288	17,470	24,014	22,898	21,177
Total fixed charges	$75,661	$153,236	$149,090	$122,286	$109,825	$102,642
Ratio of earnings to fixed charges	3.5x	2.5x	(b)	(c)	3.1x	3.5x

(a)	The interest portion of rental expense represents one-third of rents, which is deemed representative of the interest portion of rental expense.

(b)
For the year ended December 31, 2013, earnings were insufficient to cover fixed charges by $128.1 million. The deficiency included a goodwill impairment loss of $304.5 million related to the Statia terminals reporting unit.

(c)
For the year ended December 31, 2012, earnings were insufficient to cover fixed charges by $132.5 million. The deficiency included the effect of $271.8 million of impairment losses mainly resulting from the write-down of the carrying value of our long-lived assets related to our asphalt operations, including fixed assets, goodwill, intangible assets and other long-term assets.